Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 333-254720

Date: July 13, 2021

The following is an email sent by Mark Gerhard, Chief Executive Officer of Ascendant Digital Acquisition Corp. (“Ascendant”), to certain of Ascendant’s shareholders on July 13, 2021.

Dear [Insert Name],

I wanted to reach out to you with a quick update regarding our proposed business combination between Ascendant Digital Acquisition Corp (ACND) and MarketWise. As you may already be aware, our shareholder vote is scheduled for 10:00am EST on July 20th.

MarketWise continues to excel after a record-setting Q1 where revenue increased by 56.7% y/y to $119.7m, Billings increased by 117.4% y/y to $253.3m and Adjusted CFFO increased by 277.8% y/y to $98m compared to Q1 2020. When compared to other rule-of-50 companies, MarketWise performs at an elite level — performance which we truly believe is sustainable in the long term.

This morning, I saw a great article on CNBC (https://www.cnbc.com/2021/07/12/for-spacs-one-characteristic-seems-to-determine-the-investing-winners-from-losers.html?__source=iosappshare%7Ccom.apple.UIKit.activity.Mail ) which highlights that SPAC combinations where the sponsors have direct experience with the target’s business do the best in the market post-close. This has always been central to the Ascendant thesis.

Our team’s operational expertise correlates directly to MarketWise’s consumer content subscription platform business. MarketWise’s success is driven by direct-to-consumer multi-channel marketing, subscription up-sell / cross-sell model, compelling content creation, large-scale community building, incremental monetization and the use of AI to make an already efficient business even more efficient. These are the exact same drivers that we’ve focused on for more than a decade, and to that end, we’ve embedded a team of our data scientists within MarketWise to help implement our learnings and accelerate their success.

As a current shareholder, we’re encouraging you to please vote ‘FOR’ the transaction. Additionally, it’s our hope that you do hold onto your shares and continue the journey with us as we fully believe MarketWise is an exceptional company with a huge amount of future upside. We are excited by what MarketWise has achieved and its positioning for sustained, rapid, and profitable growth.

I know the MarketWise management team would gladly make themselves available to answer any potential questions you may have. Equally, I would be very happy to schedule a call with you if you wish to discuss further or perhaps require any additional information?

To the extent you are comfortable to share your voting intention with us at this stage it would be greatly appreciated as we begin the process of tabulating the shareholding. Many thanks, Mark

[End of Email]

Additional Information and Where to Find It

In connection with the proposed business combination, Ascendant filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement that was distributed to holders of Ascendant’s ordinary shares in connection with its solicitation of proxies for the vote by Ascendant’s shareholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Ascendant’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials contain important information about MarketWise, Ascendant and the business combination. The registration statement was declared effective by the SEC on July 1, 2021 and Ascendant mailed the definitive proxy statement/prospectus and other relevant materials for the business combination to its shareholders as of the record date. Shareholders of Ascendant may also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

Ascendant and MarketWise and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s shareholders in connection with the business combination. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in the proxy statement/prospectus for the business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between MarketWise and Ascendant, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by MarketWise and the markets in which it operates and MarketWise’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the business combination may not be completed by

Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the business combination, including the adoption of the business combination Agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination Agreement; (vi) the effect of the announcement or pendency of the business combination on MarketWise’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of MarketWise and potential difficulties in MarketWise employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against MarketWise or against Ascendant related to the business combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which MarketWise operates, variations in performance across competitors, changes in laws and regulations affecting MarketWise’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and the proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MarketWise and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither MarketWise nor Ascendant gives any assurance that either MarketWise or Ascendant will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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